LONGHAI STEEL INC.
No. 1 Jingguang Road, Nieqiu County
Xingtai City, Hebei Province 054000
People’s Republic of China

October 26, 2012

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Pamela Long

Re:	Longhai Steel Inc.
Marked Copy of Amendment No. 2 to Registration Statement
on Form S-1 Filed October 22, 2012
File No. 333-183949

Dear Ms. Long:

Per your request to us on October 25, 2012, we hereby submit a copy of Amendment No. 2 to our Registration Statement on Form S-1 filed October 22, 2012 marked against our Registration Statement on Form S-1 filed September 17, 2012. The changes evidenced in such marked copy represent cumulative changes between the two documents.

If you require further information or if you would like to discuss the attached or any other matters, please contact Fang Liu, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8346.

Sincerely,

Longhai Steel Inc.

By: /s/ Chaojun Wang
Chaojun Wang
Chairman and Chief Executive Officer